<u>Rule 10b5-1 Purchase Plan</u>

Purchase Plan, dated as of the date set forth on the signature page (the "Purchase Plan"), between Alden Global Capital LLC and its affiliates (together, "Purchaser") and Imperial Capital, LLC ("Broker").

WHEREAS, Purchaser desires to establish this Purchase Plan to purchase shares of common stock, no par value per share (the "Stock"), of Fred's, Inc. (the "Issuer") in accordance with the requirements of Rule 10b5-1 ("Rule 10b5-1") under the Securities Exchange Act of 1934, as amended (the "Exchange Act") as further set forth herein; and

WHEREAS, Purchaser desires to appoint Broker as its exclusive agent to purchase shares of Stock (the "Shares") on behalf of Purchaser pursuant to this Purchase Plan;

NOW, THEREFORE, Purchaser and Broker hereby agree as follows:

1.   Broker shall effect one or more purchases (each a "Purchase") of the Shares as further set forth in the attached Annex A to this Purchase Plan.

2.   This Purchase Plan shall become effective as of the date hereof and shall terminate on the earliest of (a) 4:00 p.m. EST, January 22nd 2019, (b) the date on which Broker has purchased all Shares specified in Annex A, (c) the date of receipt by Broker of written notice of termination of this Purchase Plan from Purchaser, subject to paragraph 13 below, (d) the date of receipt by Broker of written notice of the dissolution of Purchaser or the institution of proceedings for Purchaser's voluntary or involuntary liquidation, bankruptcy, receivership or insolvency, or (e) the public announcement of any merger, recapitalization, acquisition, tender or exchange offer, or similar business combination or reorganization resulting in the exchange or conversion of the Shares into shares of a company other than the Issuer, or of the conversion of the Shares into rights to receive fixed amounts of cash or into debt securities and/or preferred stock, or of the sale of all or substantially all of the assets of the Issuer on a consolidated basis to an unrelated person or entity.

3.   Purchaser understands that Broker may effect Purchases hereunder jointly with orders for other Purchasers of Stock of the Issuer and that the average price for executions resulting from bunched orders will be assigned to Purchaser's account.

4.   Purchaser represents and warrants that Purchaser is not aware of material, nonpublic information with respect to the Issuer or any securities of the Issuer (including the Stock) and is entering into this Purchase Plan in good faith and not as part of a plan or scheme to evade the prohibitions of Rule 10b5-1.

5.   It is the intent of the parties that this Purchase Plan comply with the requirements of Rule 10b5-1(c)(1)(i)(B) under the Exchange Act and this Purchase Plan shall be interpreted to comply with the requirements of Rule 10b5-1(c). Purchaser has consulted with Purchaser's own advisors as to the legal and tax aspects of Purchaser's adoption and implementation of this Purchase Plan.

6.   Purchaser understands and agrees that all Purchases of Shares under the Purchase Plan will be made in accordance with the applicable provisions of Rule 10b-18.

7.   While this Purchase Plan is in effect, Purchaser agrees not to enter into or alter any corresponding or hedging transaction or position with respect to the securities covered by this Purchase Plan and agrees, except as expressly permitted herein, not to alter or deviate from the terms of this Purchase Plan.

8.   Purchaser represents and warrants that Purchaser is currently permitted to Purchase Stock in accordance with the Issuer's insider trading policies and has obtained the written approval of Issuer's counsel to enter into this Purchase Plan and that, to Purchaser's knowledge, there are no contractual, regulatory, or other restrictions applicable to the Purchases contemplated under this Purchase Plan that would interfere with Broker's ability to execute Purchases and effect delivery and settlement of such Purchases on behalf of Purchaser, other than restrictions with respect to which the Purchaser has obtained all required consents, approvals and waivers.

9.   Broker represents and warrants that as of the date of this Purchase Plan it has implemented reasonable policies and procedures, taking into consideration the nature of Broker's business, to ensure that individuals making investment decisions will not violate the laws prohibiting trading on the basis of material nonpublic information. These policies and procedures include those that restrict any purchase or sale, or cause any purchase or sale, of any security as to which Broker has material nonpublic information, as well as those that prevent such individuals from becoming aware of or in possession of such material nonpublic information.

10.   Purchaser will not directly or indirectly communicate any material nonpublic information relating to the Issuer or Issuer securities or any information regarding the Issuer or Issuer securities that could reasonably be expected to influence the execution of this Purchase Plan to any employee of Broker or its affiliates who is directly or indirectly involved in executing this Purchase Plan at any time while this Purchase Plan is in effect.

11.   Purchaser shall make all filings, if any, required under Sections 13(d) and 16 of the Exchange Act. Broker will provide Purchaser, at the end of each day on which Shares are purchased by Broker under this Purchase Plan, with all relevant information regarding such Purchases as may be necessary to enable Purchaser to comply with its reporting and other obligations under applicable securities laws, including the number of Shares purchased in each Purchase and the price(s) paid.

12.   This Purchase Plan and its enforcement, and each transaction entered into hereunder and all matters arising in connection with this Purchase Plan and transactions hereunder shall be governed by, and construed in accordance with, the laws of the State of New York, without reference to its choice of law doctrine.

13.   This Purchase Plan (including Annex A) may be modified, terminated or amended only by a writing signed by the parties hereto, and provided that any such modification, termination or amendment shall only be permitted at a time when the Purchaser is otherwise permitted to effect purchases under the Issuer's trading policies and at a time when the Purchaser is not aware of material nonpublic information concerning the Issuer or its securities, and such modification, termination or amendment is made in good faith

and not as part of a plan or schedule to evade the prohibitions of Rule 10b5-1 of the Exchange Act.

14.   All required notifications to Broker under this Purchase Plan shall be made in writing (signed by Purchaser or the Issuer, as the case may be) and confirmed by telephone or electronic mail as follows: (Attn: Chris LoCicero; ; Tel: (212.351.9416); E-mail: clocicero@imperialcapital.com). All required notifications to Purchaser under this Purchase Plan shall be made in writing (signed by Broker) and confirmed by telephone or electronic mail as follows: (Attn: Michael Monticciolo, c/o Alden Global Capital LLC; Fax No. (212) 751-9501; Tel: (212) 888-5500; E-mail: notices@aldenglobal.com).

15.   Purchaser agrees that Broker and its affiliates and their directors, officers, employees, and agents (collectively, "Broker Persons") shall not have any liability whatsoever to Purchaser for any action taken or omitted to be taken in connection with this Purchase Plan, the making of any Purchase, or any amendment, modification or termination of this Purchase Plan, unless such liability is determined in a non-appealable order of a court of competent jurisdiction to have resulted solely from the gross negligence, willful misconduct or bad faith of the Broker Person. Purchaser further agrees to hold each Broker Person free and harmless from any and all losses, damages, liabilities or expenses (including reasonable attorneys' fees and costs) incurred or sustained by such Broker Person in connection with or arising out of any suit, action or proceeding relating to this Purchase Plan (including the Purchaser's representations and warranties hereunder), any Purchase, or any amendment, modification or termination of this Purchase Plan (each an "Action") and to reimburse each Broker Person for its expenses, as they are incurred, in connection with any Action, unless such loss, damage, liability or expense is determined in a non-appealable order of a court of competent jurisdiction to be solely the result of such Broker Person's gross negligence, willful misconduct or bad faith. This paragraph 15 shall survive termination of this Purchase Plan.

16.   Purchaser and Broker acknowledge and agree that this Purchase Plan is a "securities contract", as such term is defined in Section 741(7) of Title 11 of the United States Code (the "Bankruptcy Code"), entitled to all of the protections given to such contracts under the Bankruptcy Code.

17.   This Purchase Plan (including Annex A) constitutes the entire agreement between Purchaser and Broker with respect to the subject matter hereof, and supersedes any previous or contemporaneous agreements, understandings, proposals or promises with respect thereto, whether written or oral and may be modified only by a writing signed by such parties.

[Signature Page Follows]

IN WITNESS WHEREOF, the undersigned have signed this Purchase Plan as of the date below.

Dated: October 22, 2018

Alden Global Capital LLC

By:
Name: Michael Monticciolo
Title: Chief Legal and Compliance Officer

Imperial Capital, LLC

By:
Name: Todd E. Wiench
Title: General Counsel